Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Schultze Special Purpose Acquisition Corp. II (the “Company”) on Amendment No. 3 to Form S-1, File No. 333-254018, of our report dated February 3, 2021, except for the second paragraph in Note 9 as to which the date is May 6, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Schultze Special Purpose Acquisition Corp. II as of January 15, 2021 and for the period from January 1, 2021 (commencement of operations) through January 15, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

May 6, 2021